March 23, 2010

VIA U.S. MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Mr. Daniel L. Gordon

Branch Chief

Re:          SL Green Realty Corp.
Form 10-K for the year ended December 31, 2009
Filed February 16, 2010
File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 11, 2010 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) filed by SL Green Realty Corp. (the “Registrant”) on February 16, 2010.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Consolidated Statements of Income, page 68

1.     In a response letter dated July 9, 2009, you agreed to eliminate the subtotal Income (loss) from continuing operations before gains, noncontrolling interest and discontinued operations from your income statement in future filings.  It does not appear that you have complied with this comment in your Form 10-K for the year ended December 31, 2009.  Please confirm to us that you will revise your presentation as previously requested in all future filings.  Refer to Rule 5-03 of Regulation S-X.

The Company advises the Staff that we will revise our presentation in all future filings and remove the subtotal Income (loss) from continuing operations before gains, noncontrolling interest and discontinued operations from our income statement.

420 Lexington Avenue • New York, NY  10170 • (212) 594-2700 • Fax (212) 216-1790

Condensed Consolidated Statement of Equity, page 69

2.     Please tell us why you have not allocated a portion of other comprehensive income to noncontrolling interests, and quantify the amounts of comprehensive income applicable to the noncontrolling interests, if any.  Refer to ASC 810-10-65-1.b.3.

The Company advises the Staff that the noncontrolling interest in other partnerships relates to the interest in consolidated joint ventures that are not owned by the Company. In accordance with ASC 810, we are required to allocate to noncontrolling interests their share of comprehensive income (loss). However, none of our comprehensive income (loss) is applicable to the noncontrolling interests in other partnerships, which are a component of equity, as of and for the year ended December 31, 2009. As such, none of the amounts included in comprehensive income (loss) were allocated to the noncontrolling interest in other partnerships.

3.     Please provide a reconciliation of the beginning balance and ending balance of Noncontrolling interests in operating partnership for each period an income statement is required to be filed.  This reconciliation may be provided on the face of the consolidated statement of equity, in a separate statement or in a note to the financial statements.  To the extent that the reconciliation is included on the consolidated statement of equity please do not include redeemable interests in the permanent equity total.  Refer to Rule 3-04 of Regulation S-X and ASC 810-10-50-1A.

The Company has not historically presented a reconciliation of the noncontrolling interests in operating partnership as the significant components of the rollforward are disclosed elsewhere in the Company’s consolidated financials statements. We advise the Staff that distributions, redemption of units and allocation of net income are included in the statement of cash flows, statement of equity, and statement of income, respectively. We do not believe that providing a separate rollforward is necessary as both the balance and related account activity was not material to the consolidated financial statements. However, the Company will provide a rollforward of this account in the notes to the consolidated financial statements in future filings. In addition, upon adoption of SFAS 160 in the first quarter of 2009, there was no adjustment to the measurement of noncontrolling interests in operating partnership at December 31, 2008 as the fair value was less than the cost basis in such interests. We evaluated the impact of its adoption on our 2007 and 2008 consolidated statement of equity and deemed it to be immaterial. As such, the Company did not adjust the Statement of Equity.

The Company has included the following rollforward analysis of the historical amounts below (in thousands):

	Year Ended December 31,
	2009	2008	2007
Balance at beginning of period	$87,330	$218,720	$71,731
Distributions	(1,511)	(6,405)	(6,970)
Issuance of units	—	—	1,200
Redemption of units	(28,562)	—	(10,629)
Net income	1,221	14,561	26,084
Accumulated Other Comprehensive Income allocation	2,923	(2,242)	—
Fair value adjustment	23,217	(137,304)	137,304

Balance at end of period	$84,618	$87,330	$218,720

Note 6. Investment in Unconsolidated Joint Ventures, page 91

4.     According to various press reports you have an investment of $200 million in the Manhattan apartment complex known as Peter Cooper Village and Stuyvesant Town.  It also appears that this investment may be through your investment in Gramercy.  In your response please tell us the extent of your investment in this apartment complex and the potential impact to your financial statements or tell us where this has been disclosed.

The Company advises the Staff that the Company invested $75.0 million face amount in a $1.4 billion mezzanine position in Peter Cooper Village and Stuyvesant Town, or Stuy-town, in December 2006. This position was written down to a carrying value of $992,000 as of December 31, 2009. The details relating to this investment are included in Note 5 on page 89 of the Form 10-K. The Company’s investment in Stuy-town is held independently of Gramercy Capital Corp.’s (NYSE: GKK) investment in Stuy-town and independently of the Company’s investment in Gramercy.

Note 15.  Noncontrolling Interest in Operating Partnership, page 115

5.     Please clarify how you have accounted for the carrying value of the outstanding OP units in future filings.  Please provide us with your proposed disclosure.

The Company advises the Staff that we present the carrying value of the noncontrolling interests in the operating partnership at the redemption amount (i.e. fair value) at the end of each reporting period, after allocation of their share of comprehensive income (loss). In future filings we will disclose that, “We record the carrying value of the noncontrolling interests in the operating partnership at fair market value based on the closing stock price of the Company at the end of the reporting period. The carrying value of such noncontrolling interests will not be adjusted below its cost basis.”

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In accordance with your request, the Registrant hereby acknowledges that:

•      the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•      the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (212) 216-1678 or Andrew Levine, Esq., our General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Gregory F. Hughes
Gregory F. Hughes
Chief Financial Officer